File No. 70-9641

(As filed June 29, 2001)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 9 ON FORM U-1/A
APPLICATION/DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
       _________________________________________________________________
             (Name of companies filing this statement and addresses
                        of principal executive offices)

                                      None
       _________________________________________________________________
       (Name of top registered holding company parent of each applicant)

                              Steven L. Zelkowitz
              Executive Senior Vice President and General Counsel
                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
        _________________________________________________________________
                    (Name and address of agent for service)

                    The Commission is also requested to send
                copies of any communications in connection with
                                this matter to:

                             Kenneth M. Simon, Esq.
                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                               2101 L Street, NW
                             Washington, D.C. 20037

POST-EFFECTIVE AMENDMENT NO. 9 TO
APPLICATION/DECLARATION UNDER
SECTION 9,10 AND 11 OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         The Securities and Exchange Commission (the "Commission") issued an order authorizing KeySpan Corporation ("KeySpan") to acquire Eastern Enterprises ("Eastern") on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). The merger was consummated on November 8, 2000.

         In the Merger Order, the Commission approved the elimination of EnergyNorth, Inc. (“ENI”) as an intermediate public utility holding company by June 30, 2001. However, New Hampshire Public Utility Commission (“NHPUC”) approval is required to effectuate the elimination of ENI. KeySpan has diligently pursued the steps necessary to obtain NHPUC approval by the June 30th date. After filing its initial application with the NHPUC for authorization, KeySpan’s original proposed structure for eliminating ENI was modified to entail a downward merger of ENI into EnergyNorth Natural Gas, Inc. thus requiring KeySpan to modify its original request for NHPUC approval. KeySpan revised the structure in light of a reexamination of the Federal income tax consequences of the elimination of ENI especially in anticipation of the divestiture of Midland Enterprises, Inc. and its subsidiaries required by the Commission in the Merger Order. Accordingly, the NHPUC’s approval of the ENI transaction will not be issued by June 30, 2001. KeySpan hereby requests the Commission’s approval to amend Item 3.A.4.b(i) of the pre-effective Form U-1 Application/Declaration filed in this proceeding to state that KeySpan will eliminate ENI as an intermediate holding company by October 1, 2001.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.
                                          KEYSPAN CORPORATION

                                          ______________/s/_____________
                                          Steven L. Zelkowitz                                                                Steven L. Zelkowitz
                                          Executive Vice President and General
                                          Counsel